ITEM 77E:  LEGAL PROCEEDINGS

     The Investment Manager, certain affiliates of the Investment Manager, certain officers of such affiliates and certain investment companies advised by the Investment Manager or its affiliates including the Fund are named as defendants in a number of similar class action complaints which were recently consolidated. This consolidated action also names as defendants certain individual Trustees and Directors of the Morgan Stanley funds. The consolidated amended complaint generally alleges that defendants including the Fund violated their statutory disclosure obligations and fiduciary duties by failing properly to disclose (i) that the Investment Manager and certain affiliates of the Investment Manager allegedly offered economic incentives to brokers and others to recommend the funds advised by the Investment Manager or its affiliates to investors rather than funds managed by other companies and (ii) that the funds advised by the Investment Manager or its affiliates including the Fund allegedly paid excessive commissions to brokers in return for their efforts to recommend these funds to investors. The complaint seeks among other things unspecified compensatory damages rescissionary damages fees and costs. The defendants intend to move to dismiss the action and otherwise vigorously to defend it. While the Fund believes that it has meritorious defenses the ultimate outcome of this matter is not presently determinable at this early stage of the litigation, and no provision has been made in the Funds financial statements for the effect if any of this matter.